UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Galyan’s Trading Company, Inc.

(Name of Subject Company (issuer))

Diamondbacks Acquisition Inc.

Dick’s Sporting Goods, Inc.

(Names of Filing Persons (offerors))

Common Stock, no par value

(Title of Class of Securities)

36458R101

(CUSIP Number of Class of Securities)

William R. Newlin, Esq.

Executive Vice President and Chief Administrative Officer
Dick’s Sporting Goods, Inc.
300 Industry Drive
Pittsburgh, PA 15275

with a copy to:

Lewis U. Davis, Jr., Esq.

Jeremiah G. Garvey, Esq.
Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**

$339,841,336	$43,057.90

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 17,435,368 shares of Galyan’s common stock, which is all of the issued and outstanding common stock as set forth in the Merger Agreement, a copy of which was filed as Exhibit (d)(1) to the Schedule TO filed by Dick’s Sporting Goods, Inc. on June 29, 2004, at a purchase price of $16.75 per share. The transaction valuation also includes the offer price of $16.75 per share multiplied by 2,853,667, the number of exercisable options outstanding as set forth in the Merger Agreement that could be tendered.

** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $126.70 per million dollars of the transaction valuation amount.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,057.90

Form or Registration No.: Schedule TO
Filing Party: Dick’s Sporting Goods, Inc. and Diamondbacks Acquisition Inc.
Date Filed: June 29, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☑ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

      This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Statement”) (originally filed with the Securities and Exchange Commission on June 29, 2004 and as amended by Amendment No. 1 on July 12, 2004), relates to an offer by Diamondbacks Acquisition Inc., an Indiana corporation (“Purchaser”) and a wholly-owned subsidiary of Dick’s Sporting Goods, Inc., a Delaware corporation (“Dick’s” or the “Parent”), to purchase all of the outstanding common stock, no par value per share (the “Shares”), of Galyan’s Trading Company, Inc., an Indiana corporation (“Galyan’s” or the “Company”), at a purchase price of $16.75 per share, net to the seller in cash and without interest thereon, upon the terms and conditions as described in the Offer to Purchase, dated June 29, 2004 (as amended, the “Offer to Purchase”), a copy of which has been filed as Exhibit (a)(1)(A) to the original filing of the Statement, and the related letter of transmittal and the instructions thereto, a copy of which has been filed as Exhibit (a)(1)(B) to the original filing of the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

      Items 1 through 9 and 11 of the Statement which incorporate by reference the information contained in the Offer to Purchase are hereby amended by the following amendments to the Offer to Purchase:

1. The “Summary Term Sheet” in the Offer to Purchase is hereby amended by supplementing the disclosures contained under the heading “Conditions and Termination” by inserting after the first full paragraph on page Q-3, a new paragraph as follows: “The offer is not conditioned on Dick’s obtaining financing. Dick’s is negotiating an amendment to its senior secured credit facility to increase this facility up to $350 million in availability and permit it to be used to finance the offer and the merger. Dick’s has obtained numerous amendments in the past to permit various transactions and fully expects that it will be able to enter into an amendment on mutually agreeable and satisfactory terms to permit borrowing under this facility to close the offer and merger. In the event that Dick’s does not reach a satisfactory agreement on an amendment with its existing lenders, it believes it would be able to replace the existing lenders with new lenders and have a senior credit facility under which it would borrow to close the offer and the merger. See Section 12 — ‘Sources and Uses of Funds.”’

2. The first full paragraph of on page 6 of the Offer to Purchase entitled “Under no circumstances will purchaser pay interest on the purchase price for Shares” is hereby amended and restated in its entirety as follows: “If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3  — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.”

3. On page 16 of the Offer to Purchase, under the heading “Background of the Offer; Past Contacts or Negotiations with Galyan’s,” the last sentence of the first paragraph on that page is hereby deleted and a new paragraph is hereby inserted between the first and second paragraphs on that page. That new paragraph is as follows: “The open issues that were part of the recommendation were price, termination fee, the fiduciary out and the scope of the Company’s real estate representations and warranties. In addition reaching final agreement required satisfactory resolution of the disclosure letter. The draft disclosure letter for the merger agreement was first provided to Dick’s and its outside counsel late in the afternoon on June 18, 2004. From June 19 until June 21, 2004, Galyan’s and its counsel also provided certain additional nonpublic information relating to Galyan’s and its subsidiaries to Dick’s. From June 19 and until mid-afternoon on June 21, 2004, members of Dick’s management as well as its outside counsel discussed with Galyan’s and its outside counsel various matters set forth in the draft disclosure letter and negotiated matters which could be contained in this letter as exceptions to representations and warranties contained in the draft merger agreement. These discussions continued until Galyan’s June 21, 2004 board meeting.”

4. On page 40 of the Offer to Purchase, under the heading “Conditions of the Offer,” the last sentence of the last full paragraph of that page is hereby amended and restated as follows: “The failure by Dick’s or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer.”

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2004

DICK’S SPORTING GOODS, INC.

By:	/s/ WILLIAM R. NEWLIN

Name: William R. Newlin

Title:	Executive Vice President and Chief Administrative Officer

Date: July 21, 2004

DIAMONDBACK’S ACQUISITION INC.

By:	/s/ WILLIAM R. NEWLIN

Name: William R. Newlin
Title: President